[                      ], 2009

Investment Managers Series Trust 803 West Michigan Street Milwaukee, Wisconsin 53233
W.P. Stewart & Co. Growth Fund, Inc. 527 Madison Avenue New York, New York 10022

Ladies and Gentlemen:

This opinion is furnished to you pursuant to paragraph 8.5 of the Agreement and Plan of Reorganization (the “Agreement”), dated as of [October 20], 2009, by and among Investment Managers Series Trust, a  Delaware statutory trust (the “Trust”), on behalf of W.P. Stewart & Co. Growth Fund, a series thereof (the “Acquiring Fund”), and W.P. Stewart & Co. Growth Fund, Inc., a Maryland corporation (the “Acquired Fund”).  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement.  The Agreement contemplates the acquisition of all of the Assets of the Acquired Fund by the Acquiring Fund in exchange for (a) the assumption by the Acquiring Fund of the Liabilities of the Acquired Fund and (b) the issuance and delivery by the Trust, on behalf of the Acquiring Fund, to the Acquired Fund, for distribution, in accordance with paragraph 1.4 of the Agreement, pro rata to the Acquired Fund Stockholders in exchange for the Acquired Fund Shares and in complete liquidation of the Acquired Fund, of a number of Acquiring Fund Shares equal in the aggregate to the number of Acquired Fund Shares (the “Transaction”).

In connection with this opinion we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Agreement and related documents (collectively, the “Transaction Documents”).  In that examination, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies (including electronic copies).  We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Agreement or the other Transaction Documents.

As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Transaction Documents and in certificates of the Trust and the Acquired Fund dated as of the date hereof (the “Certificates”).  Our opinion assumes (i) that all representations set forth in the Transaction Documents and in the Certificates will be true and correct in all material respects as of the date of each of the Transactions, and (ii) that the Agreement is implemented in accordance with its terms and consistent with the representations set forth in the Transaction Documents and Certificates.  Our opinion is limited solely to the provisions of the Internal Revenue Code of 1986, as amended and as presently in effect (the “Code”), existing case law, existing permanent and temporary treasury regulations promulgated under the Code (“Treasury Regulations”), and existing published revenue rulings and procedures of the Internal Revenue Service that are in effect as of the date hereof, all of which are subject to change and new interpretation, both prospectively and retroactively.  We assume no obligation to update our opinion to reflect other facts or any changes in law or in the interpretation thereof that may hereafter occur.

A/73174050.1

Investment Managers Series Trust
W.P. Stewart & Co. Growth Fund, Inc.
[                                    ], 2009
Page Two

On the basis of and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes:

1.
The transfer of all of the Assets in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities (followed by the distribution of those Acquiring Fund Shares to the Acquired Fund Stockholders and the termination of the Acquired Fund) will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and each Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.	No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities.

3.
No gain or loss will be recognized by the Acquired Fund upon the transfer of the Assets to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities or upon the distribution of those Acquiring Fund Shares to the Acquired Fund Stockholders in exchange for such stockholders’ Acquired Fund Shares.

4.	No gain or loss will be recognized by the Acquired Fund Stockholders upon the exchange of their Acquired Fund Shares for Acquiring Fund Shares in the Transaction.

5.
The aggregate tax basis for Acquiring Fund Shares received by an Acquired Fund Stockholder pursuant to the Transaction will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor by such stockholder.

6.
The holding period of Acquiring Fund Shares received by an Acquired Fund Stockholder in the Transaction will include the period during which the Acquired Fund Shares exchanged therefor were held by such stockholder, provided the Acquired Fund Shares are held as capital assets at the Effective Time.

7.	The Acquiring Fund’s tax basis in each Asset will be the same as the tax basis of such Asset to the Acquired Fund immediately prior to the Transaction.

A/73174050.1

Investment Managers Series Trust
W.P. Stewart & Co. Growth Fund, Inc.
[                                    ], 2009
Page Three

8.	The holding period of each Asset in the hands of the Acquiring Fund will include the period during which that Asset was held by the Acquired Fund.

9.
The Transaction will not result in the termination of the Acquired Fund’s taxable year and the part of the Acquired Fund’s taxable year before the Transaction will be included in the Acquiring Fund’s taxable year after the Transaction.  The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code as of the close of the date of the Transaction, subject to any applicable conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

This opinion is being delivered solely to you for your use in connection with the referenced Transaction, and may not be relied upon by any other person or used for any other purpose.

Very truly yours,

BINGHAM McCUTCHEN LLP

A/73174050.1